SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
MARCH 30, 2005
AngloGold Ashanti Limited
_
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:

Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:

No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:

No:

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:

No:

Enclosures:
ANGLOGOLD ASHANTI PUBLISHES ANNUAL REPORT FOR 2004

ANGLOGOLD ASHANTI

AngloGold Ashanti Limited (formerly AngloGold Limited) \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel: +27 (0)11 637 6261 \ Fax: +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

Queries

South
Africa                             Tel: Mobile E-mail:
Steve Lenahan +27 (0) 11 637 6248 +27 (0) 83 308 2200
slenahan@AngloGoldAshanti.com
Alan Fine +27 (0) 11 637 6383 +27 (0) 83 250 0757
afine@AngloGoldAshanti.com
Shelagh Blackman +27 (0) 11 637 6379 +27 (0) 83 308 2471
skblackman@AngloGoldAshanti.com

Ghana
John Owusu
+233 (21) 778 168 +233 (24) 322 026 john.owusu@ashantigold.com

USA
Charles Carter Toll Free 800 417 9255 + 1 212 750 7999
cecarter@AngloGoldAshanti.com

Australia
Andrea Maxey + 61 8 9425 4604 + 61 438 001 393
amaxey@AngloGoldAshanti.com
Disclaimer

Except for historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For discussion of important factors including, but not limited to development of the Company’s business the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company’s annual report on the Form 20-F for the year ended 31 December 2003 which is filed with the Securities and Exchange Commission on 19 March 2004.
AGA34.05

30 March 2005

ANGLOGOLD ASHANTI PUBLISHES ANNUAL REPORT FOR 2004

AngloGold Ashanti published its Annual Report for 2004 today.

In their letter to shareholders, CEO Bobby Godsell and President Sam Jonah said that the key strategic event of 2004 had been the completion of the AngloGold Ashanti business combination.
From the outset the objective had been to combine the two companies into a “long-life, low-cost, high-margin investment opportunity, bringing together the best that both had to offer, by way of orebodies, capital and human resources”.

They noted that the positive relationship between the company and the South African government was proving to be an advantage in converting mining rights in terms of the new Act. “We realise that we are dealing with unprecedented areas of law and regulation in this process and we continue to have constructive interactions with the Department of Minerals and Energy to deal with uncertainties which the process reveals.”

Discussing the issue of HIV/AIDS in South Africa, they said that every AngloGold Ashanti employee had access to several convenient and confidential voluntary counselling testing (VCT) facilities.
During 2004, some 4,000 employees had made use of these centres and around 10,000 since the programme had begun. They reported that 706 employees were on anti-retroviral therapy. “The improvement in their state of health and their immune systems is impressive,” they commented.
Looking ahead, Godsell and Jonah said the company faced three key challenges:
•     to manage production costs in the face of strong operating currencies, rising mining contractor costs, higher energy prices and high transport charges;
•     to manage the hedge book against the background of what seemed to be a sustained stronger spot gold price; and
•     to achieve gradual and steady improvement in the performance of Obuasi mine in Ghana.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date MARCH 30, 2005 By: /s/ C
R
B
ULL
_
Name: C R Bull
Title: Company Secretary